okom wrks labs, a Delaware Public Benefit Corporation

Financial Statements

For The Year Ended December 31, 2024

(***Unaudited***)

okom wrks labs, PBC

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
AMEX Checking *6791	14.32
PNC Checking *1482	-1,085.54
Total Bank Accounts	**$ -1,071.22**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Prepaid Rent	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$ -1,071.22**
Fixed Assets	
Accumulated Amortization	-7,096.00
Accumulated Depreciation	-29,654.00
Other Equipment	181,700.00
Ross 42B-5 Ribbon Blender	18,803.00
Startup Costs	105,145.43
Total Fixed Assets	**$268,898.43**
TOTAL ASSETS	**$267,827.21**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express	0.00
AMEX CC *71000	4,687.79
Total Credit Cards	**$4,687.79**
Other Current Liabilities	
Deferred Revenue	0.00
Loan Payable	5,000.00
Prosper Financial Services	-500.00
Total Other Current Liabilities	**$4,500.00**
Total Current Liabilities	**$9,187.79**
Long-Term Liabilities	
Jolt.Seed419 LLC Loan (2023)	100,000.00
Total Long-Term Liabilities	**$100,000.00**
Total Liabilities	**$109,187.79**

okom wrks labs, PBC

Balance Sheet

As of December 31, 2024

	TOTAL
Equity	
Carta Post-Money SAFE (2024)	15,000.00
Chris Magwood	0.00
Joshua English	0.00
Marcel Dabdoub Irrevocable Trust (2016)	276,200.00
Opening Balance Equity	0.00
Owner's Equity	11,256.86
Retained Earnings	-140,231.05
Tooketree Passive Homes	42,960.00
Net Income	-46,546.39
Total Equity	**$158,639.42**
TOTAL LIABILITIES AND EQUITY	**$267,827.21**

okom wrks labs, PBC

Profit and Loss

January - December 2024

	TOTAL
Income	
Sales	114,874.60
Total Income	**$114,874.60**
Cost of Goods Sold	
Cost of Goods Sold	27,485.73
Total Cost of Goods Sold	**$27,485.73**
GROSS PROFIT	**$87,388.87**
Expenses	
Building Expenses	
Building - Rent	19,186.00
Building - Repairs & Maintenance	1,459.79
Total Building Expenses	**20,645.79**
General Admin - Affirm Inc	3,676.26
General Admin - Amzn	7,334.72
General Admin - Other	8,145.13
General Admin - Venmo	4,671.50
General Admin - Zelle	364.50
Legal & Professional Fees	
Professional Fees	1,021.50
Total Legal & Professional Fees	**1,021.50**
Office Expenses	
Bank Fees	1,325.53
Dues & Subscriptions	444.13
Insurance	869.67
Meals & Entertainment	1,370.13
Shipping, Freight & Delivery	5,835.28
Software & IT	7,226.46
Storage Fees	4,347.00
Total Office Expenses	**21,418.20**
Travel	
Travel - AirFare	3,730.52
Travel - Lodging	2,229.50
Total Travel	**5,960.02**
Vehicle Expenses	
Vehicle - Fuel, Parking, Ride Share	1,446.43
Vehicle - Other	5.34
Total Vehicle Expenses	**1,451.77**
xPayroll	
Contractors	19,250.00
Payroll Fees	1,861.91
Payroll Tax Expenses	9,766.32

okom wrks labs, PBC

Profit and Loss

January - December 2024

	TOTAL
Payroll Wage Expenses	25,095.06
Total xPayroll	**55,973.29**
Total Expenses	**$130,662.68**
NET OPERATING INCOME	**$ -43,273.81**
Other Income	
Other Income	0.01
Total Other Income	**$0.01**
Other Expenses	
Ask My Accountant	5,570.55
Reconciliation Discrepancies	-2,297.96
Total Other Expenses	**$3,272.59**
NET OTHER INCOME	**$ -3,272.58**
NET INCOME	**$ -46,546.39**

okom wrks labs, PBC

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-46,546.39
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
AMEX CC *71000	-2,233.31
Deferred Revenue	-36,627.91
Prosper Financial Services	-500.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-39,361.22**
Net cash provided by operating activities	**$ -85,907.61**
INVESTING ACTIVITIES	
Other Equipment	-500.00
Net cash provided by investing activities	**$ -500.00**
FINANCING ACTIVITIES	
Carta Post-Money SAFE (2024)	15,000.00
Owner's Equity	-3,104.94
Net cash provided by financing activities	**$11,895.06**
NET CASH INCREASE FOR PERIOD	**$ -74,512.55**
Cash at beginning of period	73,441.33
CASH AT END OF PERIOD	**$ -1,071.22**

okom wrks labs, PBC

Statement of Changes in Equity

(*Unaudited*)

($USD, in Dollars)		Equity
Balance—December 31, 2023	**$**	**123,438**
Capital Distribution		334,160
Retained Earnings		(140,231)
Net Income/ (Loss)		(46,546)
Balance—December 31, 2024	**$**	**158,639**

See accompanying notes to financial statements.

okom wrks labs, PBC
Notes To The Financial Statements (Unaudited)
For The Year Ended December 31, 2024
(*Unaudited*)

1. ORGANIZATION AND PURPOSE

okom wrks labs, PBC (hereinafter referred to as “we”, “our”, “us” or the “Company”) was incorporated on November 22, 2021 as a Delaware Public Benefit Corpoeration. The headquarters of the Company are located in San Diego, CA.

The Company produces building materials using patented, mycelium-based composites instead of traditional materials such as wood.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company’s financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP” and “US GAAP”).

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, the Company’s cash & cash equivalents did not exceed the FDIC insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Inventories include costs for raw materials and finished goods.

Accounts Receivables

Accounts receivables are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management’s evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "*Financial Instrument – Credit Losses*". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.
Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

3. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits which will have an adverse impact on the Company's operations and might result in outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operation in the normal course of business. There were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

4. SUBSEQUENT EVENTS

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 11, 2024, which is the date the financial statements were available to be issued. The Company has nothing to report.